1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 30, 2018

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F☒   Form 40-F☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes☐☐ No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2018

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

Exhibit

Exhibit	Description

99.01	Press release on 2018/07/30: Chunghwa Telecom Reports Un-Audited Consolidated Operating Results for the Second Quarter of 2018

EXHIBIT 99.01

Chunghwa Telecom Reports Un-Audited Consolidated Operating Results
for the Second Quarter of 2018

TAIPEI, Taiwan, R.O.C. July 30, 2018 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its un-audited operating results for the second quarter of 2018. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

Due to the adoption of IFRS 15 starting from January 1, 2018, Chunghwa Telecom chose the modified retrospective method. The figures in 2018 were calculated in accordance with IFRS 15 while the figures in 2017 were prepared under the basis before the adoption of IFRS 15.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period.)

Second Quarter 2018 Financial Highlights

-	Total revenue decreased by 3.6% to NT$53.66 billion.
-	Mobile communications revenue decreased by 4.1% to NT$25.68 billion.
-	Internet revenue increased by 0.9% to NT$7.14 billion.
-	Domestic fixed communications revenue decreased by 3.2% to NT$16.44 billion.
-	International fixed communications revenue decreased by 12.0% to NT$3.25 billion.
-	Total operating costs and expenses decreased by 4.0% to NT$41.60 billion.
-	Net income attributable to stockholders of the parent decreased by 5.6% to NT$9.86 billion.
-	Basic earnings per share (EPS) was NT$1.27.

Mr. Yu Cheng, Chairman and CEO of Chunghwa Telecom, stated “The second quarter of 2018 was a highly competitive quarter. Although there was a slight decrease in revenues year over year, the size of our subscriber base continued to lead in all of our business sectors, establishing a strong basis for future growth. In the mobile business, we are delighted to see subscriber net-adds turn positive during the quarter, mainly due to the NT$499 short promotion plan offered in May. In broadband, our strategy of guiding customers toward higher-speed services was also effective, resulting in a 10.1% year-over-year increase in the number of users signing up for connection speeds of 100Mbps or higher. Moreover, due to the exclusively broadcasting of the 2018 FIFA World Cup beginning in June, our IPTV/MOD subscribers exceeded 1.8 million alongside year-over-year increases in channel and SVOD sign-ups during the popular game. Based on our leading subscriber numbers, we expect our IPTV/MOD to be one of the largest major video platforms for advertisement in Taiwan. With a 77% increase in accumulated advertisement revenue year over year, we anticipate advertisement to further drive up overall MOD revenue.”

“In addition, we remained highly focused on the enterprise customer segment and committed to providing comprehensive ICT solutions based on our strengths in capabilities including IoT, IDC, and CDN. In the second quarter, we rolled out NB-IoT tariff plans for enterprise customers to encourage development on our IoT platform and progressed to the third phase of the establishment of our highest rated IDC in Banqiao to meet forecasted demand. As 5G continues to evolve, we will also develop leading-edge technologies and capabilities to further strengthen our overall competitiveness. We believe that with our ICT capacity and customer scale, we can continue to ensure our leading position going forward.”

Revenue

Chunghwa Telecom’s total revenues for the second quarter of 2018 decreased by 3.6% to NT$53.66 billion.

Mobile communications revenue for the second quarter of 2018 decreased by 4.1% to NT$25.68 billion. Due to increased market competition and VoIP substitution, mobile voice revenue decreased year-over-year, which was partially offset by the increase in smart device sales. Mobile VAS revenue remained flat.

Internet business revenue for the second quarter of 2018 increased by 0.9% year over year to NT$7.14 billion. The increase was primarily attributable to higher application value-added service revenue.

Domestic fixed revenue for the second quarter of 2018 decreased by 3.2% year over year to NT$16.44 billion, mainly due to lower local telephone service and ICT project revenue, which decreased by 5.6% and 6.8%, respectively. The decrease in local telephone service revenue was primarily driven by the increased mobile and VoIP substitution while the decrease in ICT project revenue was due to the decrease of the number of projects completed and accepted. Broadband access revenue decreased by 1.8% to NT$4.59 billion.

International fixed communications revenue decreased by 12.0% to NT$3.25 billion, mainly due to lower international long distance communications revenue as a result of increased market competition.

Operating Costs and Expenses

Total operating costs and expenses for the second quarter of 2018 decreased by 4.0% year over year to NT$41.60 billion, mainly due to the lower cost of goods sold and ICT project costs.

Operating Income and Net Income

Income from operations for the second quarter of 2018 decreased by 2.2% to NT$12.05 billion. The operating margin was 22.5%, as compared to 22.1% in the same period of 2017. Net income attributable to stockholders of the parent decreased by 5.6% to NT$9.86 billion. Basic earnings per share was NT$1.27.

Cash Flow and EBITDA

Cash flow from operating activities for the second quarter of 2018 increased by 8.3% to NT$17.24 billion, which was mainly due to the increase of contract cancellation fee.

Cash and cash equivalents, as of June 30th, 2018, decreased by 9.2 % to NT$43.87 billion as compared to that as of June 30th, 2017.

EBITDA for the second quarter of 2018 decreased by 1.6% to NT$20.02 billion. EBITDA margin was 37.3%, as compared to 36.5% in the same period of 2017.

Business and Operational Highlights

Broadband/HiNet

The Company continued to execute its strategy of encouraging FTTx migration. As of June 30th, 2018, the number of FTTx subscribers reached 3.57 million, accounting for 79.6% of the Company’s total broadband users. Moreover, the number of subscribers signing up for speeds of 100Mbps or higher increased by 10.1% year over year, reaching 1.36 million.

HiNet broadband subscribers decreased by 1.1% year over year to 3.71 million as of June 30th, 2018.

Mobile

As of June 30th, 2018, Chunghwa Telecom had 10.52 million mobile subscribers, representing a 1.9% year-over-year decrease. The Company also had 8.96 million mobile Internet subscribers, representing an 11.7% year-over-year increase.

As of June 30th, 2018, the Company accumulated 8.74 million 4G subscribers.

Fixed line

As of June 30th, 2018, the Company maintained its leading position in the fixed-line market, with a total of 10.56 million subscribers.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/ir

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a "non-GAAP financial measure”.  EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:

**  these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;

**  these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;

**  these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and

**  these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers with its big data, information security, cloud computing and IDC capabilities, and is expanding its business into innovative technology services such as IoT, AI, etc. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. For more information, please visit our website at www.cht.com.tw

Contact:Fu-fu Shen

Phone:+886 2 2344 5488

Email: chtir@cht.com.tw